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                   UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION        ------------------------------
              Washington, D.C. 20549                        OMB APPROVAL
                                                  ------------------------------
                    FORM N-17f-2                  OMB Number:          3235-0360
                                                  Expires:         July 31, 1994
                                                  Estimated average burden hours
                                                  per response ............ 0.05
    Certificate of Accounting of Securities and   ------------------------------
       Similar Investments in the Custody of
          Management Investment Companies

     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:               Date examination completed:

811-08644                                            May 15, 2002
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2. State identification Number:
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   AL              AK             AZ             AR            CA            CO
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   CT              DE             DC             FL            GA            HI
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   ID              IL             IN             IA            KS            KY
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   LA              ME             MD             MA            MI            MN
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   MS              MO             MT             NE            NV            NH
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   NJ              NM             NY             NC            ND            OH
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   OK              OR             PA             RI            SC            SD
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   TN              TX             UT             VT            VA            WA
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   WV              WI             WY             PUERTO RICO
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   Other (specify):
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3. Exact name of investment company as specified in registration statement:

The Variable Insurance Funds
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4. Address of principal executive office (number, street, city, state, zip code):

Walter B. Grimm, BISYS Fund Services
3435 Stelzer Road, Columbus, Ohio 43219-8001
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INSTRUCTIONS

This From must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FROM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

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                        Report of Independent Accountants

To the Board of Trustees of
AmSouth Variable Insurance Funds

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rules 17f-2 of the Investment Company Act of 1940," that AmSouth Variable Insurance Funds, comprised of Select Equity Fund, Equity Fund, Large Cap Fund, Mid Cap Fund, Enhanced Market Fund and Capital Growth Fund (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of February 28, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from December 31, 2001 (the date of our last examination) through February 28, 2002:

..    Confirmation of all securities and similar investments held by institutions in book entry form with The Bank of New York and The Depository Trust Company;

..    Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

..    Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

..    Agreement of one security and/or investment purchase per fund and one security and/or investment sales or maturities per fund since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that AmSouth Variable Insurance Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2002, and from December 31, 2001 (the date of the last examination) through February 28, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

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This report is intended solely for the information and use of the board of trustees and management of AmSouth Variable Insurance Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                            Ernst & Young LLP

Columbus, Ohio
May 15, 2002

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      Report of Management on Compliance With Rules 17f-2 of the Investment
                              Company Act of 1940

May 15, 2002

We, as members of management of AmSouth Variable Insurance Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2002, and from December 31, 2001 (the date of the last examination) through February 28, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2002, and from December 31, 2001 (the date of the last examination) through February 28, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds.


/s/ Walter B. Grimm
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Walter B. Grimm
President


/s/ Steven D. Pierce
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Steven D. Pierce
Treasurer